Filed pursuant to Rule 424(b)(3)
Registration No. 333-158266

Prospectus

57,679,480 Shares

HECKMANN CORPORATION

Common Stock, $0.001 Par Value

The selling stockholders listed in this prospectus are offering for sale up to 57,679,480 shares of our common stock, which includes:

•

23,621,080 shares of our common stock issued to certain of the selling stockholders in connection with our acquisition of China Water and Drinks, Inc. (“China Water”) pursuant to that certain Agreement and Plan of Merger and Reorganization, dated May 19, 2008, as amended;

•	7,000,000 shares of our common stock underlying warrants purchased by our founders in connection with our initial public offering;

•	13,529,200 shares of our common stock originally purchased by our founders in connection with our formation; and

•	13,529,200 shares of our common stock underlying warrants originally purchased by our founders in connection with our formation.

We will not receive any proceeds from the sale of common stock by the selling stockholders. We will pay all reasonable expenses incurred in connection with the registration of the shares, including all registration, listing and qualification fees, printer and accounting fees, and our legal fees. The selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.

The selling stockholders will determine when they will sell their shares, except that, pursuant to contractual agreements, the 13,529,200 shares underlying the warrants originally purchased by our founders in connection with our formation may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009. In addition, those 13,529,200 warrants will only become exercisable if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period. In all cases, the selling stockholders will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and Securities and Exchange Commission (“SEC”) regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.

Our common stock is listed and traded on the New York Stock Exchange under the symbol HEK. On March 25, 2009, the closing price of our common stock, as reported on the New York Stock Exchange, was $4.69 per share.

Our principal executive offices are located at 75080 Frank Sinatra Drive, Palm Desert, California 92211. Our current telephone number is (760)  341-3606.

Consider carefully the risk factors beginning on page 3 of this prospectus before investing.

Neither the SEC nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2009.

You should read this prospectus and the information incorporated by reference carefully before you invest. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Information by Reference” on page 22. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

The information in this document may only be accurate on the date of this document. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus and does not contain all the information that may be important to you. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors beginning on page 3. Unless otherwise stated in this prospectus, references to “we,” “us,” “company,” “our company” or “Heckmann” refer to Heckmann Corporation and its subsidiaries, and all references to “China Water” are to “China Water and Drinks Inc.,” a wholly owned subsidiary of Heckmann.

Our Company

Heckmann Corporation is a holding company that was created to acquire or make investments in attractive businesses. We completed our first investment, the acquisition of China Water & Drinks Inc. (“China Water”), a bottled water company operating in the People’s Republic of China (“China”), on October 30, 2008. As of December 31, 2008, we had $330.0 million dollars in invested cash and cash equivalents on our balance sheet. We intend to make additional acquisitions as we find attractive long-term opportunities for our stockholders.

Headquartered in Palm Desert, California, the Company was incorporated in Delaware on May 29, 2007. We began our corporate existence as a blank check development stage company. On November 16, 2007, we completed an initial public offering (“IPO”) of 54,116,800 units (each consisting of one share of common stock and one warrant exercisable for an additional share of common stock), including 4,116,800 units issued pursuant to the partial exercise of the underwriters’ over-allotment option, and received net proceeds of approximately $421.0 million dollars. On the same date, we also completed a private placement of warrants to our founders at an aggregate purchase price of $7.0 million, or $1.00 per warrant.

On October 30, 2008, we completed the acquisition of China Water using a combination of cash and common stock.

The Offering

Common stock offered by the selling stockholders	57,679,480 shares.

Common stock currently outstanding	98,046,323 shares (as of May 11, 2009).

Use of Proceeds	Proceeds from the sale of shares of common stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds for the sale of the shares of common stock covered by this prospectus. See “Use of Proceeds.”

Risk Factors	You should carefully consider all of the information contained in, and incorporated by reference into, this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 3.

New York Stock Exchange Symbol	HEK

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus, before you decide to invest in our common stock. We are subject to a number of risks, including those relating to China Water’s business and risks associated with operating a business in China. The market price of our common stock could decline due to any of these risks, in which case stockholders could lose all or part of their investment. In assessing these risks, you should also refer to the other information included in this prospectus or incorporated by reference. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations.

Risks Related to Our Business

Our business strategy of making attractive acquisitions subjects us to all of the risks inherent in identifying, acquiring and operating newly acquired businesses.

We are a holding company that was created to acquire or make investments in attractive businesses. We face all the risks associated with such a strategy, including, but not limited to:

•	the potential disruption of our existing business, including the diversion of management attention and the redeployment of resources;

•	entering new markets or industries in which we have limited prior experience;

•

failure to identify in due diligence key issues specific to the businesses we seek to acquire or the industries or other environments in which they operate, or, failure to protect against contingent liabilities arising from those issues;

•	difficulties in integrating, aligning and coordinating organizations, which will likely be geographically separated and may involve diverse business operations and corporate cultures;

•	difficulties in integrating and retaining key management, sales, research and development, production and other personnel;

•	difficulties in incorporating the acquired business into our organization;

•	the potential loss of customers, distributors or suppliers;

•	difficulties in integrating or expanding information technology systems and other business processes to accommodate the acquired businesses;

•	risks associated with integrating financial reporting and internal control systems;

•	the potential for future impairments of goodwill if the acquired business does not perform as expected;

•	the inability to obtain necessary government approvals for the acquisition, if any; and

•	successfully operating the acquired business.

If we cannot overcome these challenges, we may not realize actual benefits from past and future acquisitions, which will impair our overall business results. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

The process of targeting, selecting, acquiring, and operating newly acquired businesses is time consuming and potentially expensive. We may be unable to identify other suitable investment or acquisition candidates or may be unable to make these investments or acquisitions on commercially reasonable terms, if at all.

If we use stock as consideration, this would have a dilutive effect on existing stockholders. If we use cash, this would reduce our liquidity and impact our financial flexibility. We may seek debt financing for particular acquisitions, which may not be available on commercially reasonable terms, or at all.

Future charges due to possible impairments of acquired assets may have a material adverse affect on our financial condition and results of operations.

A substantial portion of our assets is comprised of goodwill and other intangible assets, which may be subject to future impairment that would result in financial statement write-offs. Our China Water acquisition resulted, and any future acquisitions are likely to result, in significant increases in goodwill and other intangible assets. Goodwill and other intangible assets represent approximately 45% of our total assets at December 31, 2008. If there is a material change in our business operations or prospects, the value of the intangible assets we have acquired or may acquire in the future could decrease significantly. On an ongoing basis and at least annually, we will evaluate, partially based on discounted expected future cash flows, whether the carrying value of such intangible assets may no longer be recoverable, in which case a charge to earnings may be necessary. Any future determination requiring the write-off of a significant portion of unamortized intangible assets, although not requiring any additional cash outlay, could have a material adverse affect on our financial condition, results of operations and stock price.

The worldwide financial crisis is likely to cause reductions in consumer consumption, which would have a negative impact on our results of operations.

We are in the midst of a worldwide financial and credit crisis, and we expect a reduction in consumer spending in 2009, including in China. We have limited visibility and limited data concerning the actual long-term impact of the financial crisis on consumer spending in China. Therefore, we cannot provide meaningful estimates of the risks and potential changes to the revenues, profit margins, market share or expansion opportunities concerning our China Water subsidiary. However, we do expect our operations to be impacted in 2009 as a result of economic conditions and related consumer spending patterns. Separately, the worldwide financial and credit crisis may impact the return on our cash and investments.

In light of recent economic conditions, and deferrals of plant expansions and acquisitions, we do not believe that the estimates provided to us by China Water in connection with its acquisition by us will be achieved in 2009.

During our due diligence investigation of China Water in connection with its acquisition by us, we were presented with estimated levels of pro forma annualized revenue and net income that China Water could achieve by the end of 2008 and forward. This forward-looking information pre-dated the worldwide crisis in financial and credit markets and was based on our review of internal financial projections prepared by China Water, general due diligence and anticipated plant expansions and acquisitions. Because some of these plant expansions and acquisitions have not yet occurred and we did not anticipate the significance of the worldwide financial crisis, we expect that our revenues and net income for 2009 will be lower than we originally forecast. The consequences of this determination could include a decline in the stock price.

We are subject to litigation risks, which may be costly to defend and the outcome of which is uncertain.

All industries, including the bottled water industry in China, are subject to legal claims. As a public company we are particularly susceptible to securities and derivative lawsuits. These claims may be costly to defend and divert the attention of our management and our resources in general. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

Our obligation to pay contingent payments of $145.5 million if we achieve a stated 2009 adjusted net income milestone would dilute our stockholders if we satisfy such payments in stock, and would affect our liquidity and our ability to operate if we are unable to satisfy such payments in stock.

Under the terms of the agreements entered into in connection with our acquisition of China Water, we agreed that if our adjusted net income exceeds $90.0 million for our fiscal year ending December 31, 2009, we will pay to China Water’s pre-existing noteholders and private placement investors a pro rata portion of contingent payments of $45.0 million and $85.5 million, respectively. In addition, the merger agreement provides for the creation of a $15.0 million bonus plan to be paid out to the management team of China Water (all of whom have not yet been identified or selected) if the $90.0 million adjusted net income target for 2009 is achieved. These contingent payments can be paid, in our sole discretion, through the payment of cash, the issuance of our common stock, or a combination of cash and common stock.

We do not believe we will achieve the $90.0 million adjusted net income target for 2009. However, if we were to achieve such target, we would be required to pay the contingent payment in cash, which would reduce our liquidity, and/or issue stock, in which case our stockholders would experience dilution to their holdings.

Our ability to succeed will largely depend upon the efforts of our directors and officers, and in particular our chief executive officer, Mr. Richard J. Heckmann. The loss of Mr. Heckmann could affect our ability to operate.

Our ability to succeed is largely dependent upon the efforts of our officers and directors, especially Mr. Heckmann, our Chairman and Chief Executive Officer. Even though we believe that our success depends on the continued services of Mr. Heckmann, we have not entered into an employment agreement with Mr. Heckmann, nor obtained “key man” life insurance. Accordingly, we cannot be sure that Mr. Heckmann will remain with the company for the immediate or foreseeable future. In addition, though Mr. Heckmann has expressed a commitment of his full time to our success, he is not required to commit any specified amount of time to the company’s affairs and, as a result, he may have conflicts of interest in allocating management time among various business activities, including identifying more potential business acquisitions and monitoring the related due diligence and closing process. The loss of the services of Mr. Heckmann or any other of our other executive officers and directors could have a material adverse effect on our ability to successfully achieve our business objectives, including seeking out and consummating more acquisitions.

If we are deemed to be an investment company, we must meet burdensome compliance requirements and restrictions on our activities that would increase the difficulty of completing new investments and/or acquisitions.

We do not believe that our planned principal activities will subject us to the Investment Company Act of 1940. In this regard, although we seek to acquire or make investments in additional businesses, we are primarily engaged in the operation of China Water and, in the future, we will be primarily engaged in the operation of the businesses we acquire. However, if we are deemed to be primarily engaged in the business of investing, reinvesting or trading securities or are otherwise considered to be an investment company, we would be subject to the Investment Company Act of 1940. If we are deemed to be subject to that act, compliance with additional regulatory burdens would increase our operating expenses and would make future acquisitions and investments more difficult to complete.

There are material weaknesses in our internal control over financial reporting that could cause investors to lose confidence in our reported financial information and thereby cause a decline in our stock price.

We inherited, and have undertaken to fix and remediate, certain previously reported and currently reported weaknesses in China Water’s internal controls over financial reporting. See “Item 9A. Controls and Procedures” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference. Additional acquisitions could place further pressure on our internal controls.

We have begun efforts towards remediation of China Water’s control deficiencies. However, if we are unable to address these or other material weaknesses in our internal control over financial reporting, this might result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting deadlines, and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

The results of China Water during the 10 month pre-acquisition period ended October 30, 2008 have not been audited.

We have incorporated into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, pro forma operating results of China Water for the ten months ended October 31, 2008, which is based on unaudited information, and unaudited information of China Water for the year ended December 31, 2008. Changes could be required to this information as a result of an audit, and there can be no assurance those changes will not be material. Further, China Water’s actual operating results may differ, and those differences may be material, from the pro forma operating results.

Changes to the fair market or carrying value of our investment in China Bottles, Inc., our unconsolidated equity investee, could affect the value of our investment and any potential recordable income from the investment, which could result in a substantial write down.

We own 48% of the outstanding equity of China Bottles, Inc. (“China Bottles”), a manufacturer of bottling equipment and provider of contract manufacturing and finished product services. At December 31, 2008, our investment in China Bottles totaled $13.0 million, and the market value of our shares of China Bottles common stock (based on the closing market price on the Over-the-Counter Bulletin Board) was $18.4 million at December 31, 2008. For the two months ended December 31, 2008 and pro forma for the twelve months then ended, we recorded $4,000 and $4.2 million, respectively, in equity income based on the interim financial reports of China Bottles management. China Bottles has a significant insider ownership, the observable market price of its stock has been volatile, and there is no liquidity in the stock. Changes to the fair market or carrying value of our investment in China Bottles could affect the value of our investment and any potential recordable income from the investment, which could result in a substantial write down.

Risks Related to Our Current Business Operations in China

We face risks associated with recent acquisitions by China Water and if we fail to successfully integrate these acquired businesses our operating results will be negatively affected.

Within the past three years, our China Water subsidiary acquired outright control or a controlling interest in several businesses through the acquisitions of Nanning Taoda Drink Co. Ltd., Shenyang Aixin Industry Company Ltd., Beijing Changsheng Taoda Drink Co. Ltd., Changsha Rongtai Packing Containers Co., Ltd. and Grand Canyon Pure Distilled Water Co. Ltd.

The ongoing process of integrating these businesses is distracting, time consuming, expensive, and requires continuous optimization and allocation of resources. Geographic distance between business operations, the compatibility of the technologies and operations being integrated, and combining disparate corporate cultures also present significant challenges. The acquired businesses also have different standards, controls, contracts, procedures, and policies, making it difficult to implement and harmonize company-wide financial, accounting, billing, information, and other systems. Continuing the successful integration of the recently acquired companies will require us to integrate and retain key management and other personnel, incorporate the acquired products or capabilities into our product offerings from an engineering, sales and marketing perspective, coordinate research and development efforts, integrate and support pre-existing supplier, distribution and customer relationships, and combine or centralize back office accounting, order processing, purchasing, and support functions. China Water’s focus on integrating operations may also distract attention from China Water’s day-to-day business and may disrupt key research and development, marketing, or sales efforts. If China Water cannot overcome these challenges, we may not realize actual benefits from past and future acquisitions, which will impair our overall business results.

Due to rapid growth in recent years, the past results in China of China Water may not be indicative of our future performance, so evaluating our overall business and prospects may be difficult.

Prior to our acquisition of China Water, its business had grown and evolved rapidly in recent years as demonstrated by its growth in sales revenue from approximately $35.7 million in 2006 to $56.8 million in 2007, and to $95.9 million (unaudited) in 2008. However, China Water may not be able to achieve similar growth in future periods, and historical operating results may not provide a meaningful basis for evaluating our overall business, financial performance and prospects. Therefore, you should not rely on past results or historical growth rates of our China subsidiary as an indication of its future performance. China Water suffered operating and net losses in 2008 and 2007, and there can be no assurance we will achieve operating and net income in 2009.

Part of our strategy involves the development of new products and if we fail to timely develop new products or incorrectly gauge the potential market for new products, our financial results may suffer.

We are utilizing our in-house research and development capabilities to develop new bottled water products, such as flavored water, oxygenated water and nutrient-enriched bottled water products that could become new sources of revenue for us in the future and help us to diversify our revenue base. Our future research and development efforts will be focused on expanding our product offerings beyond purified water, mineralized water and oxygenated water. If we fail to timely develop new products or if we miscalculate market demand for new products in development, we may not be able to grow our sales revenue sufficiently to outpace our product development expenses.

The revenues of our China business are highly concentrated in a single customer, Coca-Cola China, and we would be harmed if Coca-Cola China reduces its orders.

In the two months ended December 31, 2008 and pro forma for the twelve months then ended, approximately 12% and 8%, respectively, of sales in China were made to subcontractors of Coca-Cola, which we collectively refer to as “Coca-Cola China.” Coca-Cola China resells our bottled water products. We believe that our relationship with Coca-Cola China provides consistent sales and credibility for us in our target markets. However, the arrangements with Coca-Cola China are not long-term, they do not impose minimum purchase commitments upon Coca-Cola China, and they are not exclusive. If Coca-Cola China discontinues or reduces purchases and we are unable to generate replacement sales from new and existing customers, our revenue and net income from China operations would decline considerably. Also, because the margins on our sales to Coca-Cola China are generally lower than on our sales to other customers and through distributors, if sales to Coca-Cola China increase as a percentage of overall sales, then our margins would decline.

We face increasing competition which may negatively impact our market share and profit margins.

The bottled water industry in China is highly competitive, and we anticipate it will become even more competitive in the future. We compete with domestic Chinese bottled water producers including Hangzhou Wahaha Group, Nongfu Spring Company Ltd., and Guangdong Robust Corp., and with global beverage companies and brands including Nestle S.A, Coca-Cola, C’est Bon, Danone, Tingyi Master Kong, and Uni-President. Some of our competitors have been in business longer, some have substantially greater financial and other resources, and some are better established in their markets. Some may also benefit from raw material sources or production facilities that are closer to their markets, thereby giving them a competitive advantage in terms of cost and proximity to consumers.

Currently, there are several thousand water brands in China, including those offered by domestic and foreign-invested enterprises. Our ability to compete against these enterprises will depend on our continuing ability to leverage our brand recognition and to distinguish our products by providing quality products at reasonable prices that appeal to wide consumer tastes and preferences.

Some of our competitors may provide products comparable or superior to ours, or adapt more quickly to consumer trends or changing market requirements. Significant consolidation among our competitors is also possible. Increased competition may lead our competitors to substantially increase their advertising expenditures and promotional activities or to engage in irrational or predatory pricing behavior. Third parties may actively engage in activities, whether legal or illegal, designed to undermine our brand name and product quality or to influence consumer confidence in our products. These activities may result in price reductions, reduced margins, and loss of market share, any of which could have a material adverse effect on our profit margins. As a result, we may not be able to compete effectively against current and future competitors.

Any interruption in our production could impair our financial performance and negatively affect our brand.

We produce bottled water products at facilities maintained by eight operating subsidiaries within China in the cities of Beijing, Guangzhou (Guangdong Province), Changchun (Jilin Province), Feixian (Shandong Province), Nanning (Guangxi Province), Shenyang (Liaoning Province) and Changsha (Hunan Province). Our manufacturing operations are complicated and integrated, involving the coordination of sourcing of water and other raw materials from third parties, internal production processes, and external distribution processes. While these operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our manufacturing processes, thereby causing downtime and delays. In the past year, we have also been steadily increasing production capacity organically and through acquisitions, but we have limited experience operating at higher production volumes and we may be unable to sustain production at current or higher levels. In addition, we may encounter interruptions in our manufacturing processes due to events beyond our control, such as fires, explosions, labor disturbances or violent weather conditions. Any interruptions in production could reduce sales revenue and earnings. If there are interruptions at any of our production facilities, even if only temporary, or delays in delivery times to our customers, our business and reputation could be severely harmed. Any significant delays in deliveries to our distributors or customers could also lead to increased returns or cancellations and cause us to lose future sales.

Limitations on or the unavailability of natural resources or energy resources needed to operate our business in China would impair our profitability.

In order to produce our bottled water products in China, we need a readily available supply of water and electricity. We depend mainly on municipal water supplies to provide the water used in our products and on regulated electric companies to provide us with the electricity needed for our production facilities. In the two months ended December 31, 2008 and pro forma for the twelve months then ended, approximately 65% and 60%, respectively, of our water was sourced from municipal water supplies and the remaining 35% and 40%, respectively, was sourced from ground water. It is possible that municipal governments could put usage limits on these water resources in situations when water reserves for their cities are low or curtail electricity usage when the demand for energy resources is high relative to supply. Our business operations, income, and profits would be highly impaired if such limits are imposed.

Increases in raw material prices that we are unable to pass on to our customers would reduce profit margins.

The principal raw materials used in our production, including water, bottled water containers, caps and packaging materials, are subject to a high degree of price volatility caused by external conditions. In particular, the PET (polyethylene teraphthalate) we use to manufacture our bottles is petroleum based, and therefore subject to significant price fluctuations. In the two months ended December 31, 2008 and pro forma for the twelve months then ended, PET accounted for approximately 47% and 48%, respectively, of our cost of goods sold. Oil prices have fluctuated at record velocity in recent years and the prices we pay for oil products and other raw materials may escalate in the future. Price changes to our raw materials may result in unexpected increases in production, packaging, and distribution costs, and we may be unable to increase the prices of our products to offset these increased costs. If so, we would suffer a reduction in our profit margins.

Any difficulties or delays in delivery or poor handling by distributors and third party transport operators may affect our sales and damage our reputation.

In China, we sell our own brands of bottled water through distributors. In the two months ended December 31, 2008 and in the twelve months then ended on a pro forma basis, our three largest distributors accounted for approximately 24% and 34%, respectively, of total sales. The delivery of our products by distributors to retailers could be delayed or interrupted in the case of unforeseen events and disruptions that occur for various reasons beyond our control, including poor handling by distributors or third party transport operators, transportation bottlenecks, natural disasters, and labor strikes. Poor handling by distributors and third-party transport operators could also result in damage to our products. If our products are not delivered to retailers on time, or are delivered damaged, we could lose business and our reputation could be harmed.

We may ineffectively allocate and balance the supply of our bottled water products among our distribution channels.

We market and sell our bottled water products to distributors that sell them to end users under our own brands, to major global drink and beverage companies, and to other corporations, hotels, and casinos on a private label basis. Like any other manufacturer or producer of products, we have limited production capacity and there are times when we are resource and capacity constrained. As our production capacity reaches its limit, it becomes more difficult for us to produce, balance, and allocate our bottled water products for sales through our various distribution and sales channels.

If we fail to strike an appropriate balance in producing and delivering our products for sale through our network of sales and distribution channels, we may be unsuccessful in meeting the relative demands of our distributors and the consumer market, which would hurt our sales, reputation, and relationships with distributors and customers.

Our products may become subject to recall in the event of defects or other performance related issues.

Our bottled water products have never been the subject of an open recall. However, like many other bottled water producers in China, we are at risk for product recall costs if a product is recalled due to a known or suspected contamination or other health or performance related defect. Costs typically include the cost of the product being replaced, the cost of the recall borne by our distributors, and the cost of removing our products from the market. If a recall decision is made, we will need to estimate the cost of the recall and record a charge to earnings. In making this estimate, judgment is required as to the quantity or volume to be recalled, the total cost of the recall campaign, and the ultimate negotiated sharing of the cost between us and our customers. Excessive recall costs or our failure to adequately estimate these costs may negatively affect our operating results. Recalls could also create reputational damage that materially affects our business.

Our results of operations may fluctuate due to seasonality.

Our sales in China are subject to seasonality factors. We typically experience higher sales of bottled water in the summer time in coastal cities while sales remain constant throughout the entire year in some inland cities. In general, our sales are higher in the second and third quarters of the year when the weather is hot and dry, and lower in the first and fourth quarters when the weather is cold and wet.

Sales can fluctuate throughout the year for a number of other reasons, including the timing of advertising and promotional campaigns, and unforeseen circumstances, such as production interruptions.

Changes to the existing environmental and food and hygiene laws and regulations in China may cause us to incur additional costs that could have an adverse impact on our financial position, and we may not be able to comply with such laws and regulations.

As a China based bottled water producer, we are subject to the environmental and food and hygiene laws and regulations of China. If we fail to comply with these laws and regulations, we could face substantial fines, suspension of operations by China’s government, loss of necessary licenses and, in the case of serious noncompliance with China’s food and hygiene laws, we and our management may be subject to criminal proceedings. There can be no assurance that we will be able to comply with such laws or regulations. There can also be no assurance that the Chinese government will not change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant additional costs that we cannot pass on to customers through higher prices.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of China’s government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We presently conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement in commercial activities;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	the allocation of resources.

As China’s economy has been transitioning from a planned economy to a more market-oriented economy, China’s government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall Chinese economy, they may also have a negative effect on our China business.

Although China’s government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, China’s government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for China Water’s products and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to China’s legal system could limit the legal protections available to the Company and its stockholders.

We conduct substantially all of our business through China Water’s operating subsidiaries in China. China Water’s operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. China’s legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new Chinese laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since China’s legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us and our stockholders. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Substantially all of our assets and some of our offices are located in China. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against us, our officers or China Water.

China’s government exerts substantial influence over the manner in which we must conduct our business activities.

China’s government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in China’s laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that China Water’s bottled water production operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which China Water operates may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourself of any interest we then hold in Chinese properties or joint ventures.

Complicated Chinese regulations governing merger and acquisition activity involving domestic Chinese companies may impede our ability to execute our strategy of acquiring Chinese companies, and past or future violations of such regulations could materially adversely affect our business.

Our past and any future acquisitions of Chinese operating companies are subject to complicated Chinese regulations governing merger and acquisition activity. A discussion of these regulations is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated herein by reference, under the heading, “Business—Government Regulation.” These regulations may delay and increase the cost of completing acquisitions of Chinese companies if we, or in some cases, the Chinese resident stockholders of the target or of the Company, are required to obtain approvals from Chinese authorities prior to consummating the transaction. If such approvals cannot be obtained, we may be forced to forego the acquisition opportunity. If our Chinese stockholders or the Chinese stockholders of the target companies we acquired in the past or acquire in the future fail to obtain any required Chinese governmental approvals in connection with our acquisition of such companies, they may be subject to fines or legal sanctions, and Chinese authorities could restrict our investment activities in China, limit our subsidiaries’ ability to make distributions or pay dividends, or even unwind the transaction and revoke the right of our subsidiaries to do business in China.

China Water’s business will suffer if it loses its land use rights.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives. Land use rights can be obtained from the government for a period up to 70 years, and are typically renewable. Land use rights can be transferred upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land transfer fee. China Water holds land use rights for some of its occupied properties and leases property from third parties that it believes have proper land use rights, but no assurance can be given that these land use rights will be renewed or that China Water’s lessors will maintain their land use rights. If China Water or any of its lessors lose their land use right certificates, China Water may lose production facilities that would be difficult or impossible to replace. Should it have to relocate, China Water’s workforce may be unable or unwilling to work in the new location and its operations will be disrupted during the relocation. The relocation or loss of facilities could cause China Water to lose sales and/or increase its costs of production, which would negatively impact financial results.

Any failure to fully comply with China’s labor laws could cause potential liability.

Companies operating in China must comply with a variety of labor laws. Certain of these labor laws require Chinese companies to have an executed labor contract with employees and make certain pension, housing, and other welfare-oriented payments. For a period of time in 2007, all of China Water’s operating subsidiaries (except Nanning Taoda Drink Co. Ltd., Changchun Taoda Beverage Co. Ltd. and Guangdong Taoda Drink Co. Ltd.) failed to have in place effective labor contracts with each of their employees and failed to make related payments in violation of applicable Chinese labor laws. Recently, China Water has taken corrective actions by entering into the required labor contracts and intends to make the payments, which we believe are immaterial in amount to its overall operations, as required under China’s labor laws. Although China Water believes these actions are sufficient to ensure that it is currently in compliance with applicable Chinese labor laws and are the appropriate remediative measures, no assurance can be given that China’s governmental authorities will concur with such a view and will not impose additional penalties.

Accounting laws in China mandate accounting practices which may not be consistent with United States generally accepted accounting principles and therefore our financials and their interpretation involve uncertainties.

China’s accounting laws require an annual “statutory audit” to be performed in accordance with China’s accounting standards and the books of foreign invested enterprises to be maintained in accordance with Chinese accounting laws. These Chinese accounting practices may not be consistent with United States generally accepted accounting principles, or GAAP. Article 14 of China’s Wholly Foreign-Owned Enterprise Law requires a wholly foreign-owned enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities. China Water’s China based operating subsidiaries are all considered wholly foreign-owned enterprises and, as such, must maintain financial statements in accordance with Chinese accounting practices in order to meet its filing obligations under China’s Wholly Foreign-Owned Enterprise Law. The translation of these financial statements from the requirements of China to United States GAAP requires interpretation and exercise of judgment. This may increase costs, cause inaccuracies or misstatements that could negatively impact our ability to get a clean audit opinion in the United States or may lead to fines by certain governmental bodies, which would negatively impact our financial performance and/or stock price.

Restrictions on currency exchange may limit our ability to receive and use sales revenue effectively.

Substantially all of our sales revenue and expenses is denominated in RMB. Under Chinese law, the RMB is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, China Water’s China based operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to the Company, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by China operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with Chinese government authorities, including SAFE. In particular, if our China operating subsidiaries borrow foreign currency through loans from the Company or other foreign lenders, these loans must be registered with SAFE, and if the Company finances the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect China Water’s ability to obtain foreign exchange through debt or equity financing.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock is indirectly affected by the foreign exchange rate between United States dollars and RMB and between those currencies and other currencies in which sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB, appreciation or depreciation in the value of the RMB relative to the United States dollar would affect our financial results reported in United States dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend China Water may issue to the

Company that will be exchanged into United States dollars and earnings from, and the value of, any United States dollar-denominated investments we make in the future.

Since July 2005, the RMB has no longer been pegged to the United States dollar at a constant exchange rate. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate within a flexible peg range against the United States dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China’s exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of China Water’s raw materials and major equipment are imported. In the event that the United States dollar or other currencies appreciate against RMB, costs of such materials and equipment will increase. If China Water cannot pass-through the resulting cost increases on to its customers, profitability and operating results will suffer.

Risks Related to Our Common Stock

Our stockholders would experience substantial dilution in their investment as a result of subsequent exercises of outstanding warrants and the issuance of additional shares of common stock.

We have approximately 72.7 million shares subject to outstanding warrants. We could also issue substantial shares in connection with a contingent payment associated with our acquisition of China Water, although we do not believe the hurdle to the payout, which is the achievement of adjusted net income in excess of $90.0 million for the fiscal year ending December 31, 2009, will be achieved. Upon exercise of our outstanding warrants for shares of our common stock or issuance of shares in satisfaction of the contingent payment, these shares will dilute our existing stockholders. We may also issue shares in future acquisition that would also be dilutive.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

As of May 11, 2009, we had 98,046,323 shares of our common stock outstanding, all of which have been listed for trading according to the rules of the New York Stock Exchange. We also had outstanding, as of May 11, 2009, warrants to acquire an additional approximately 72.7 million shares of our common stock. Pursuant to the registration statement of which this prospectus forms a part, we are registering for resale shares of common stock or stock underlying warrants originally purchased by our founders in connection with our formation or initial public offering (totaling 34.0 million shares) and the shares of persons who were granted registration rights in connection with our acquisition of China Water (totaling approximately 23.6 million shares). Regardless of whether we register the resale of the shares issued in connection with our acquisition of China Water to the persons who were granted registration rights, on May 1, 2009, these persons’ approximately 23.6 million shares and another approximately 3.7 million shares issued in the merger became saleable under Rule 144 promulgated under the Exchange Act, in many cases, not subject to Rule 144’s volume restrictions. Sales of any of the aforementioned shares as well as the overhang created by the possibility of large sales may put significant pressure on the price of our common stock.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for stocks of companies operating in China in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a high of $10.44 on the New York Stock Exchange on September 3, 2008 to a low of $4.20 on May 11, 2009. The last reported price of our common stock on the New York Stock Exchange on May 11, 2009 was $4.20 per share.

We currently do not intend to pay any dividends on our common stock.

We currently do not intend to pay any dividends on our common stock. While we may declare dividends at some point in the future, we cannot assure you that you will ever receive cash dividends as a result of ownership of our common stock and any gains from investment in our common stock may only come from increases in our stock prices, if any.

We are subject to anti-takeover effects of certain charter and bylaw provisions and Delaware law, as well as of our substantial insider ownership.

We have provisions in our certificate of incorporation and bylaws that:

•	make it more difficult for a third party to acquire control of us, and discourage a third party from attempting to acquire control of us;

•	may limit the price some investors are willing to pay for our common stock;

•	enable us to issue preferred stock without a vote of our stockholders or other stockholder action;

•	provide for a classified Board of Directors (the “Board”) and regulate nominations for the Board;

•	make it more difficult for stockholders to take certain corporate actions; and

•	may delay or prevent a change of control.

These and other provisions of our charter documents, certain provisions of Delaware law and our substantial insider ownership could delay or make more difficult certain types of transactions involving a change of control of the Company or our management. As a result, the price of our common stock may be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Heckmann makes forward-looking statements in this prospectus and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on business, results of operations or financial condition. Specifically, forward looking statements may include statements relating to:

•	the benefits of our acquisition of China Water;

•	the future financial performance of Heckmann;

•	the growth of the market for bottled water in China;

•	expansion plans and opportunities;

•	plans to increase production capacity;

•	pending and future acquisitions;

•	consolidation of the market for bottled water in China generally; and

•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available to Heckmann as of the date of this prospectus and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Heckmann’s views as of any subsequent date and Heckmann does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	difficulties encountered in integrating the merged businesses and management teams;

•	difficulties in completing targeted acquisitions or integrating them effectively, and differences in the type of consideration used in such acquisitions;

•	difficulties in identifying and completing additional acquisitions needed to achieve growth targets;

•	the adverse impact of competitive product announcements;

•	revenues and operating performance;

•	changes in overall economic conditions;

•	competitors’ actions;

•	pricing and gross margin pressures;

•	loss of key customers;

•	order cancellations or reduced bookings;

•	control of costs and expenses;

•	significant litigation;

•	risks associated with international operations;

•	the threat or occurrence of international armed conflict and terrorist activities both in China, the United States and internationally;

•	risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002);

•	risks involving environmental or other governmental regulation; and

•

other risks referenced from time to time in Heckmann’s past and future filings, and China Water’s past filings, with the SEC and those factors listed in this prospectus under “Risk Factors” beginning on page 3.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, Heckmann does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

This prospectus relates to the resale of shares of our common stock being offered and sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, except that beneficial ownership also includes shares of our common stock underlying warrants originally purchased by our founders that will only become exercisable if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period. The information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is based on 98,046,323 shares of common stock outstanding and is current as of May 11, 2009. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered, except that, pursuant to contractual agreements, the 13,529,200 shares underlying the warrants originally purchased by our founders in connection with our formation may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering (1)	Number of Shares Offered	Number of Shares Beneficially Owned After Offering (1)	% of Common Stock Beneficially Owned After the Offering (1)
Richard J. Heckmann (2)(3)	30,555,472	30,555,472	0	0%
Dan Quayle (4)	688,232	688,232	0	0%
Lou Holtz (5)	1,376,464	1,376,464	0	0%
Alfred E. Osborne (4)	690,232	688,232	2,000	*
Barry M. Kitt (6)	16,120,699	13,717,099	2,403,600	2.4%
Goldman Sachs International (7)	4,724,705	4,724,705	0	0%
Liberty Harbor Master Fund, L.P. (8)	1,882,352	1,882,352	0	0%
Southwell Partners, L.P. (9)	3,721,656	1,349,955	2,371,701	2.4%
Westpark Capital, L.P. (10)	2,937,246	1,946,969	990,277	*
Wendy Hope Heckmann (3)	125,000	125,000	0	0%
Greg Heckmann (11)	125,000	125,000	0	0%
Brock Heckmann (11)	125,000	125,000	0	0%
Scott Heckmann (11)	125,000	125,000	0	0%
Todd Heckmann (11)	125,000	125,000	0	0%
Tom Heckmann (11)(12)	125,000	125,000	0	0%
Jessica Heckmann (11)	125,000	125,000	0	0%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	For each person or entity, shares beneficially owned includes (a) shares of common stock, (b) shares underlying warrants held by that individual or entity that are exercisable within 60 days from May 12, 2009 and (c) shares underlying the warrants originally purchased by our founders that will only become exercisable if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period. Percentage ownership is calculated by dividing the number of shares owned by such person or entity, as determined pursuant to the previous sentence, by the sum of 98,046,323 shares of common stock outstanding on May 11, 2009 plus the number of shares underlying warrants held by such person or entity.

(2)	Richard J. Heckmann is our Chairman and Chief Executive Officer. Includes 12,715,236 shares of common stock underlying warrants that will become exercisable only if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period, which shares may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009. Heckmann Acquisition, LLC is the record holder of all of these securities. Heckmann Enterprises, Inc. is the sole managing member of Heckmann Acquisition, LLC. Mr. Heckmann is the sole stockholder of Heckmann Enterprises, Inc., and may be considered to have beneficial ownership of the Heckmann Acquisition, LLC’s interests. Mr. Heckmann disclaims beneficial interest of any securities in which he does not have a pecuniary interest, including 75,000 units held by Heckmann Acquisition, LLC as to which Mr. Ezzell has certain rights by virtue of an equity interest in Heckmann Acquisition, LLC and 75,000 units held by Heckmann Acquisition, LLC as to which Mr. Anderson has certain rights by virtue of an equity interest in Heckmann Acquisition, LLC. The units to which Messrs. Ezzell and Anderson have certain rights consist of one share of common stock and one warrant to purchase one share of common stock. Also includes 5,000,000 shares of common stock underlying warrants that became exercisable when the registration statement of which this prospectus forms a part was declared effective by the SEC on May 8, 2009.

(3)	Wendy Hope Heckmann, the wife of Richard J. Heckmann, is the record holder of 125,000 of these shares, which includes 62,500 shares of common stock underlying warrants that will become exercisable only if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period, which shares may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009. Richard J. Heckmann disclaims beneficial ownership of these shares.

(4)	Messrs. Quayle and Osborne are members of our Board of Directors. Includes 94,116 shares of common stock underlying warrants that will become exercisable only if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period, which shares may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009. Also includes 500,000 shares of common stock underlying warrants that became exercisable when the registration statement of which this prospectus forms a part was declared effective by the SEC on May 8, 2009.

(5)	Mr. Holtz is a member of our Board of Directors. Includes 188,232 shares of common stock underlying warrants that will become exercisable only if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period, which shares may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009. Also includes 1,000,000 shares of common stock underlying warrants that became exercisable when the registration statement of which this prospectus forms a part was declared effective by the SEC on May 8, 2009.

(6)	Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China. Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers. Kitt China Management, LLC (“China Manager”) is the manager of China Management. Mr. Kitt is the manager of China Manager. Includes 7,540,649 shares of common stock and 1,201,800 shares of common stock underlying currently exercisable warrants that are held by Pinnacle, and 6,176,450 shares of common stock and 1,201,800 shares of common stock underlying currently exercisable warrants that are held by Pinnacle China. Mr. Kitt may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Pinnacle and Pinnacle China, respectively. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by Pinnacle and Pinnacle China, respectively.

(7)	Mr. Barend Pennings, the managing director of Goldman Sachs International, has dispositive and voting power over the shares.

(8)	Mr. Brenden McGovern, the vice president of Liberty Harbor I GP, LLC, the General Partner of Liberty Harbor Master Fund I, L.P., has dispositive and voting power over the shares.

(9)	Mr. Wilson S. Jaeggli, the managing director of Southwell Partners, L.P. has dispositive and voting power over the shares.

(10)	Includes 757,800 shares of common stock underlying warrants that are currently exercisable. Mr. Patrick J. Brosnahan, the general partner of Westpark Capital, L.P. has dispositive and voting power over the shares.

(11)	This person is an adult son or daughter of Richard J. Heckmann that does not live in his household. Includes 62,500 shares of common stock underlying warrants that will become exercisable only if the last sale price of our common stock on the New York Stock Exchange, or other national securities exchange on which our common stock may be traded, equals or exceeds $11.50 for any 20 days within any 30 day trading period, which shares may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009.

(12)	Tom Heckmann is our Vice President of Business Development, China Division.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions, except that, pursuant to contractual agreements, the 13,529,200 shares underlying the warrants originally purchased by our founders may not be transferred, assigned or sold (subject to certain limited exceptions for estate planning purposes) until October 30, 2009. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon Heckmann being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon Heckmann being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to Heckmann that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

Heckmann has advised each selling stockholder that it is the view of the SEC that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

Heckmann is required to pay all fees and expenses incident to the registration of the shares, but Heckmann will not receive any proceeds from the sale of the common stock. Heckmann has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper LLP (US), 2525 East Camelback Road, Suite 1000, Phoenix, Arizona 85016.

EXPERTS

The consolidated balance sheets of Heckmann Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the year ended December 31, 2008, and for the period from May 29, 2007 (inception) through December 31, 2007, incorporated herein by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by GHP Horwath, P.C., independent registered public accounting firm, for the periods and to the extent set forth in their report (which includes an explanatory paragraph stating that on October 30, 2008 the Company acquired China Water and Drinks Inc., in a transaction accounted for as a purchase business combination). Such financial statements have been so incorporated in reliance upon the report of the firm given upon the firm’s authority as an expert in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference our:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, as amended by Amendment No. 1 to Form 10-K;

•

all of our filings made with the SEC pursuant to the Exchange Act after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	our current report on Form 8-K, filed with the SEC on January 16, 2009;

•	our current report on Form 8-K, filed with the SEC on February 2, 2009; and

•	the description of our common stock contained in registration statement on Form 8-A, filed with the SEC on May 22, 2008.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus; provided, however, that notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the below addresses or telephone numbers:

Heckmann Corporation

75080 Frank Sinatra Drive

Palm Desert, California 92211

(760) 341-3606

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

Any statements contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded.

Important Notice About the Information Presented In This Prospectus

You should rely only on the information provided in this prospectus and the information incorporated by reference. Neither we nor the selling stockholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover, and you should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street NE

Room 1580

Washington, D.C. 20549

1-800-SEC-0330

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC’s website at http://www.sec.gov.

This prospectus is a part of a registration statement on Form S-3 that we are filing with the SEC, but the registration statement includes additional information and also attaches exhibits that are referenced in this prospectus.

Heckmann Corporation

57,679,480 shares of common stock of common stock

PROSPECTUS

May 12, 2009